

SECU 07005921 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52837

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolinas Investment Consulting LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5605 Carnegie Blvd., Suite 400
(No. and Street)

Charlotte (City) NC (State) 28209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George H. Edminston, Jr. (704) 643-2455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *If individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH, D.C.
185
SEC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George H. Edminston, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolinas Investment Consulting LLC , as of December 31, , 20 06 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Member

Title

Notary Public


NOTARY
PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
Carolinas Investment Consulting, LLC

We have audited the accompanying statement of financial condition of Carolinas Investment Consulting, LLC as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carolinas Investment Consulting, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 31, 2007

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Receivable from brokers and dealers	$ 242,463
Secured demand note receivable	90,000
Leasehold improvements, office furniture and equipment, at cost (net of accumulated depreciation of $303,736)	271,222
Other assets	13,196
TOTAL ASSETS	$ 616,881

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 12,239
Commissions payable	93,470
Capitalized lease payable	31,527
Subordinated loans	90,000
Total Liabilities	$ 227,236
Members' Capital	$ 389,645
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 616,881

The accompanying notes are an integral part of this financial statement.

CAROLINAS INVESTMENT CONSULTING, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was formed in the state of North Carolina on July 3, 2000. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activities are the sale of securities and the rendering of investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements - Depreciation of office furniture and equipment is provided using the straight line method over five and seven year periods. Leasehold improvements are being depreciated over a twenty-seven year period.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2006 the Company's net capital and required net capital were $190,060 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 64%.

NOTE 3 - RETIREMENT PLANS

The Company has a discretionary profit-sharing plan. Included in this plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the plan. The Company also may make "matching" and discretionary profit sharing contributions to the plan. Employees may become eligible for matching and profit sharing contributions after they have completed one year of service and have attained age 21. Matching and profit sharing contributions for the year ended December 31, 2006 were $17,328 and $0 respectively.

NOTE 4 - BANK LOANS

The Company has established two bank lines of credit. One is for $50,000 and the other is for $100,000. Both lines have an outstanding balance at December 31, 2006 of $0. Both are due on demand and bear an interest rate of "prime" + 1%.

NOTE 5 - STATEMENT OF CASH FLOWS - SUPPLEMENTAL INFORMATION

Interest paid during the year ended December 31, 2006 was $26,477.

NOTE 6 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT

Clearing Agreement - In March, 2001 the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the clearing agreement was three years and is automatically renewed for additional one year terms unless notification of termination by either party occurs. Under terms of the agreement the Company is required to maintain net capital, computed in accordance with SEC Rule 15c3-1, of $75,000 in excess of the minimum amount required and a $50,000 deposit with the Clearing Broker/dealer. Also, included in the agreement are quarterly minimum charges.

Through its Clearing Broker/dealer the Company's customers sell securities they do not own (short securities) and will therefore be obligated to purchase such securities at a future date. Since only customers of the Company enter into these types of securities transactions, the Company's exposure to risk is limited to that resulting in the event these customers are unable to fulfill their contracted obligations and, under the terms of its agreement with the Clearing Broker/dealer, the Company is held responsible for any resulting loss.

CAROLINAS INVESTMENT CONSULTING, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

NOTE 7 - INCOME TAXES

As a limited liability company, the Company has elected to file as an S Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the members of the Company.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2006 are listed below. The subordinated lender is a member of the Company.

Liabilities Pursuant to Secured Demand Note Collateral Agreement 7%, due 03-21-08	$ 90,000

The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 9 - PHANTOM STOCK

The Company has granted certain key employees a percentage of the proceeds in the event of the sale of the Company.

In addition, pursuant to an agreement entered into in July, 2004, the Company may be obligated to issue phantom shares of its own stock to the contra party of the agreement should there be a change in ownership.

NOTE 10 - MEMBERSHIP INTERESTS

Certain terms pertaining to membership interests are listed below. These and all other terms, obligations, benefits and restrictions of the Company and its membership interests are contained in the operating agreement. Interested parties should consult the operating agreement in its entirety prior to rendering any decision or taking any action with respect to the Company.

Allocations and distributions - All items of income, expense, gain or loss, as well as all distributions made by the Company, are to be allocated and/or distributed to members pro rata according to each member's proportion of ownership interest in relation to all membership interests.

Option to purchase - Upon the termination of employment, retirement, death or disability of a member, the Company shall have the option to purchase all of the terminating member's interest at an amount and under the terms specified in the operating agreement. In addition, if the Company is prohibited by law from purchasing a terminating member's interest, each member of the Company will have the first right of refusal with respect to all, or a portion of the terminating member's interest, as stated in the operating agreement.

Admission to membership - Written consent of a majority in interest of all the members and acceptance of all the terms and conditions of the operating agreement are required for admission to membership. However, those purchasing membership interests that have not been admitted to membership may receive all allocations and distributions to which members are entitled.

Prohibited transactions - Any transfer or issuance of membership interest that would constitute a second class of stock or otherwise cause a termination of the Company's election to be taxed as an S Corporation is prohibited.

Five employees have options to purchase up to a 5% ownership interest each in the Company, less any ownership interest already purchased by these five employees. The purchase price will be determined at some time in the future.

NOTE 11 - COMMITMENTS

Lease Commitments - Minimum annual rentals under noncancellable leases for office space which expire on July 31, 2007 and June 14, 2010 respectively, office equipment (classified as a capital lease) which expires in July, 2008 and auto which expires on May 1, 2009 exclusive of additional payments which may be required for certain increases in operation and maintenance costs, are as follows:

Year Ended December 31,	Total
2007	$ 169,016
2008	142,909
2009	117,244
2010	55,302
Total	$ 484,471

Office rent expense for the year ended December 31, 2006 was $157,393.

The original cost of the equipment acquired pursuant to a capital lease obligation was $63,398.

END